DESCRIPTION OF CAPITAL STOCK
The following is a summary of all material characteristics of the capital stock of Endologix, Inc. (“we,” “our” or “us”) as set forth in our amended and restated certificate of incorporation, as amended, or our Charter, and our amended and restated bylaws, or our Bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our Charter and our Bylaws, copies of which have been filed as exhibits to our filings with the Securities and Exchange Commission.
Common Stock
General. We may issue shares of our common stock from time to time. We are currently authorized to issue 170,000,000 shares of common stock, par value $0.001 per share. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.
Dividend Rights. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.
Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.
No Preemptive, Conversion or Similar Rights. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities.
Right to Receive Liquidation Distributions. In the event of a liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock.
Preferred Stock
Our Charter provides that our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any series or the designation of a series and to determine or alter for each series or designation of a series the voting powers, if any, and the designations, preferences, and relative, participating, optional, or other rights, and the qualifications, limitations or restrictions, of any series or the designation of a series. Prior to the issuance of shares of each series of preferred stock, the board of directors is required by the General Corporation Law of the State of Delaware, or the DGCL, and our Charter, to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation will establish, for each class or series of preferred stock, the rights, preferences, and privileges of such class or series.
The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposed fundamental change in the rights of the preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.
Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions
The provisions of Delaware law, our Charter and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors.
Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder.” A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15%

or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company not approved in advance by our board of directors.

Charter and Bylaw Provisions. Our Charter and our Bylaws also include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management as follows:

•
Our Charter and our Bylaws provide for a classified board of directors comprised of three classes of directors with each class serving a staggered three-year term. Our directors may be removed with or without cause.

•	Our Bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing.

•
Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice in writing. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

•
Our Bylaws provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

•
Our board of directors has the authority to issue preferred stock, which could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy or consent solicitation or otherwise, by making those attempts more difficult to achieve or more costly.